November 15, 2012	Phillip A. Damaska 13000 Deerfield Parkway Building 200 Milton, GA 30004 678-566-9641

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Brian Cascio
Kristin Lochhead
Joe McCann
Geoff Kruczek

Re:	Exide Technologies
Form 10-K for the fiscal year ended March 31, 2012
Filed June 7, 2012
Form 10-Q for the quarterly period ended June 30, 2012
Filed August 2, 2012
File No. 001-11263

In response to the comment letter, dated October 29, 2012, received from the Staff of the Securities and Exchange Commission (the “Commission” or “Staff”). For the Staff’s convenience, the numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.

Form 10-K for the fiscal year ended March 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Deferred Taxes, page 28

1.	We see that you released a valuation allowance related to your France operations of $73.6 million during the fiscal year. Please revise future filings to disclose the critical estimates assessed in determining it was more likely than not that you would be able to realize the deferred tax assets in the future. Please include a discussion of the positive and negative evidence considered in making your determination. Refer to FASB ASC 740-10-30-16 through 25. Please provide us a copy of your proposed revised disclosure.

Response:

In future filings beginning with the Form 10-Q for the period ending December 31, 2012, the Company will ensure financial disclosures comply with requirements as prescribed under ASC 740-10-30-16 through 25 including to:

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¡	Disclose the critical estimates assessed in determining the Company’s more likely than not position that deferred tax assets in the future would be realized; and
¡	Disclose positive and negative evidence considered in the determination.

Below is the Company’s proposed revised disclosure:

Deferred Taxes. The Company records valuation allowances to reduce its deferred tax assets to amounts that are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses.

This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the following:

•

Nature, frequency, and severity of current and cumulative financial reporting losses. A pattern of objectively-measured recent financial reporting losses is heavily weighted as a source of negative evidence. Three year cumulative pre-tax losses generally are considered to be significant negative evidence regarding future profitability. Also, the strength and trend of the Company’s earnings, as well as other relevant factors, are considered. In certain circumstances, historical information may not be as relevant due to changes in the business operations;

•

Sources of future taxable income. Future reversals of existing temporary differences are heavily-weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences and carryforwards are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income limited weight for the purposes of our valuation allowance assessment pursuant to GAAP;

•

Taxable income in prior carryback year(s) if carryback is permitted under the tax law would be considered significant positive evidence, depending on availability, when evaluating current period losses; and

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•

Tax planning strategies. If necessary and available, tax planning strategies would be implemented to accelerate taxable amounts to utilize expiring carry forwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

If the Company were to determine that it would be able to realize deferred tax assets in the future in excess of the Company’s net recorded amount, an adjustment to the net deferred tax asset would increase income in the period that such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the net deferred tax asset would decrease income in the period such determination was made. The Company regularly evaluates the need for valuation allowances against its deferred tax assets.

In Fiscal 2012, our French operations had returned to a position of cumulative profits for the most recent three-year period. The Company considered the items below and concluded that the future tax benefits were more likely than not to be realized:

¡	3 year cumulative pretax income (excluding one-time Auxerre plant closure related restructuring costs);
¡	Unlimited carry forward period for the French net operating losses;
¡	Favorable financial impact resulting from the closure of the Auxerre battery plant, which reduced fixed cost and better leveraged capacity utilization; and
¡	Business plan projections for France showed continued profitability.

Accordingly, in FY 2012, the Company released all of the valuation allowance against net deferred tax assets for entities in France resulting in a $73.6 million benefit in our provision for income taxes.

Gross Profit, page 30

2.	We see that gross profit was impacted by “certain operational issues and lower unit sales in Transportation Americas.” Please tell us the operational issues that occurred during the fiscal year and why unit sales decreased in Transportation Americas. Future filings should include relevant enhanced disclosure.

Response:

In future filings the Company will include relevant enhanced disclosure as necessary. Below is further discussion regarding the lower unit sales and certain operational issues during fiscal year 2012:

Lower Unit Sales

Throughout fiscal 2012, the Company’s Transportation Americas business saw a significant increase in commodity costs compared to fiscal 2011. In an effort to mitigate this increase in material cost, pricing increases were initiated in mid-May of fiscal 2012. While pricing actions were successful in certain markets, Transportation Americas experienced softer than expected aftermarket demand due to competitive pressures and the overall economic environment. Moreover, aftermarket volume was hampered by an unseasonably mild winter in fiscal 2012. As the Company sells a disproportionate share of its transportation aftermarket batteries during the fall and winter quarters, an unseasonably mild winter tends to depress the transportation replacement demand. As a result, Transportation Americas aftermarket unit sales decreased 17.5% from fiscal 2011.

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Certain Operational Issues

During the first quarter of fiscal 2012, the Transportation Americas business experienced a substantial amount of equipment downtime at the Company’s Reading, Pennsylvania recycling plant. Additionally, the Company announced the idling of its Bristol, Tennessee flooded battery facility in fiscal 2012 to reduce fixed costs and improve capacity utilization in the Transportation Americas business. The Company expects an annualized cost reduction of $20-$25 million commencing in the latter part of fiscal 2013, with the full impacted achieved in fiscal 2014.

Liquidity and Capital Resources, page 35

Sources and Uses of Cash, page 38

3.	We note that approximately 60% of your revenue is generated from sales to customers in foreign countries. In future filings, if material to an understanding of your liquidity, please disclose the amount of cash and cash equivalents held by foreign subsidiaries. As relevant, please also describe the potential tax impact that could arise from repatriation of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In future filings, if material to an understanding of the Company’s liquidity, the Company will disclose the amount of cash and cash equivalents held by foreign subsidiaries. As relevant, the Company will also describe the potential tax impact that could arise from repatriation as discussed in Regulation S-K and Section IV of SEC Release 33-8350. Currently, the Company doesn’t believe the amount of cash and cash equivalents held by foreign subsidiaries is material to the Company’s liquidity disclosures. Below are the facts and circumstances reviewed by the Company in making this determination:

At March 31, 2012, the Company had $308.2 million of available liquidity including cash and cash equivalents of $155.4 million and availability under the Company’s asset-backed revolving credit facility of $152.8 million. In the aggregate, 92% of the Company’s available liquidity can be used to fund the Company’s domestic operations, if necessary, without a tax consequence associated with the repatriation of funds held by its foreign subsidiaries. The Company considers the remaining balance to be indefinitely reinvested and the Company does not intend to repatriate to the U.S.

Consolidated Financial Statements

Consolidated Balance Sheet, page 53

4.	In future filings please present goodwill in a separate line item in the statement of financial position, as required by FASB ASC 350-10-20-45-1.

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Response:

At March 31, 2012, goodwill of $4.0 million is included in the goodwill and intangible assets balance of $164.0 million and represents 2.4% of this balance. In addition, goodwill represents 0.2% of the Company’s $2.2 billion of total assets and 0.4% of the Company’s $1.0 billion non-current assets.

The Company respectively submits to the Staff that the Company has determined that goodwill was immaterial to separately disclose on the face of the statement of financial position and, thereby limited disclosure of the goodwill balance to the footnotes.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 56

5.

We reference the correction of errors related to overstatements of inventory and understatements of cost of sales over a multi-year period at your Portugal recycling facility. We note your conclusion that the errors were immaterial to the originating periods and that the correction of the error was immaterial to the 2012 full year results. Please provide us with your analysis under SAB No. 108 that considers both qualitative and quantitative factors using both the rollover and iron curtain approaches. Under SAB No. 108 if the misstatement that exists after recording the adjustment in the current year financial statements is material (considering qualitative and quantitative factors), the prior year financial statements should be corrected even though the revision previously was and continues to be immaterial to those financial statements. In this regards, we note that absent the income tax benefit recorded in the 2nd quarter of FY12, the adjustment would have been material to the full year results of operations.

Response:

The Company considered the guidance as prescribed under SEC Staff Accounting Bulletin No. 99 (“SAB 99”) that clarifies that materiality cannot be evaluated solely on a quantitative basis, but that qualitative factors must also be considered when assessing the materiality of a misstatement. In addition, the Company considered the guidance provided by FASB Accounting Standards Codification topic 250 – Accounting Changes and Error Corrections (“ASC 250”) and SAB 108 considering both qualitative and quantitative factors using both the rollover and iron curtain approaches.

The Company completed a quantitative and qualitative evaluation of the financial impact of the prior period error, and concluded, after weighing both positive and negative considerations, that the amounts necessary to correct these non-cash errors were not material to FY 2012 full year results as well as prior fiscal periods. In addition, in Q2 of FY 2012 when the error was discovered the Company performed a similar analysis based on projected FY 2012 results and concluded the error was not material to the projected FY 2012 amounts and at year-end the analysis was updated for actual results. The amounts discussed below for FY 2012 are based on actual results.

Below is an excerpt from the Company’s SAB 99 analysis:

The Company evaluated the impact of the Portugal (“Sonalur Plant”) error and also considered the aggregation of other out of period known errors as shown below:

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	Impact of Prior Errors	Portugal Error only	Net Impact of Total Errors
	$’s in Millions
Prior to Fiscal 2009	$—	$0.6	$0.6

Fiscal 2010	$(0.3)	$2.0	$1.7

Fiscal 2011	$(2.3)	$2.0	$(0.3)

Fiscal 2012	$0.8	$(4.6)	$(3.8)

Note: The error had no impact on fiscal 2009. Prior to fiscal 2009 the error had accumulated over several years and aggregated to $0.6 million.

Profit before Tax (“PBT”)

The Company had profit (loss) before tax of ($33.3) million, $20.3 million and $0.8 million for fiscal 2010, 2011 and 2012, respectively. The Company determined the impact of the out of period adjustments, including the Portugal matter, as a percentage of profit before tax for fiscal 2010, 2011, and 2012 was 5.2%, 1.5% and 511.0% (FY 12 PBT was breakeven), respectively. Excluding the other out of period adjustments and evaluating the impact of the Portugal error alone would be 6.0%, -9.9% and 613.0% (FY 12 PBT was breakeven) of profit before tax to the FY 2010, 2011 and 2012 periods, respectively. However the Company believes profit before tax is not the most meaningful measurement to investors as the Company is essentially a “break-even” company as seen in FY 12 results and as evidenced by the fact that over the past five fiscal years, the Company had total cumulative net sales of $15.7 billion and total pre-tax loss of $4.1 million. Therefore, the Company believes other financial metrics are important to consider and are more meaningful to our investors. Those metrics include non-GAAP Adjusted EBITDA (defined as Operating Income excluding depreciation/amortization, restructuring, impairment and stock compensation expenses) and Adjusted Operating Income (excludes restructuring and impairment expenses). Adjusted EBITDA is consistently discussed with investors and is the key metric on how investors and analysts evaluate the Company’s stock price and the market value of the Company (based on inquiries during the Company’s quarterly analyst calls and investor meetings).

Adjusted EBITDA

The Company had Adjusted EBITDA of $198.8 million, $228.8 million and $179.5 million for fiscal 2010, 2011 and 2012, respectively. The impact of the out of period adjustment on Adjusted EBITDA for Fiscal 2012 was 2.1%. For fiscal 2010 and 2011, the impact was -0.9% and 0.1%, respectively. Excluding the other out of period adjustments and evaluating the impact of the Portugal error alone the impact was -1.0%, -0.9% and 2.6% to the FY 2010, 2011 and 2012 periods, respectively. The Company has also reviewed the impact to trends and concluded there are no meaningful changes to trends. The Company believes these amounts and the impact to trends are immaterial to an investor.

Adjusted Operating Income

The Company had Adjusted Operating Income of $97.3 million, $138.1 million and $89.8 million for fiscal 2010, 2011 and 2012, respectively. The impact of the out of period adjustment on Adjusted Operating Income for Fiscal 2012 was 4.3%. For fiscal 2010 and 2011, the impact was -1.8% and 0.2%, respectively. Excluding the other out of period adjustments and evaluating the impact of the Portugal error alone the impact was -2.1%, -1.4% and 5.1% to the FY 2010, 2011 and 2012 periods, respectively. The Company has also reviewed the impact to trends and concluded there are no meaningful changes to trends. The Company believes these amounts and the impact to trends are immaterial to an investor.

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Net Sales, COGS, inventory and current assets financial impact for fiscal 2012 full year, six-months YTD, Q1 and Q2, as well as fiscal 2010 and 2011 was less than 1.0%. The impact to the Company’s gross margin was no more than 15 basis points in any year. The Company reviewed the impact to segment reporting and concluded the impact would be immaterial to an investor. The Company has also reviewed the impact to trends and concluded there are no meaningful changes to trends. The Company believes these amounts and the impact to trends are immaterial to an investor.

There was no cash flow impact and no impact to operating cash flows in the statement of cash flows as the correction of the error is a non-cash item. Therefore, the impact would net to zero at this line.

The impact of the out of period adjustment to the Company’s second quarter Adjusted EBITDA is 11.3%. However as indicated in ASC 250-10-45-27, the full fiscal year must be evaluated as well as trend of earnings to determine materiality of the error correction. See ASC guidance below.

“In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

The Company believes that the error is not material to the trend of earnings or income for FY 2012 as shown above.

In addition, the Company evaluated the following qualitative factors and did not believe based on the facts and circumstances that any of them had an impact that would be material to an investor.

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The total of the error is known.
Whether the misstatement masks a change in earnings or other trends.	The error did not mask a change in earnings trends for any of the periods. The Company also evaluated trends in Net Sales, COGS, inventory, Adjusted EBITDA, operating income, and EPS. The impact to trends was not significant.

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Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The Company didn’t provide specific financial guidance prior to fiscal 2012. The Company determined the error was approximately $4.6m and was not material to any analyst consensus expectations. As the Company doesn’t provide EPS guidance to the market, the analysts use their own projections and consensus is derived by the average of these analysts’ expectations. The consensus guidance for FY 2012 was $0.77. In Q2 FY 2012, the Company revised operating income guidance downwards. Although the Company doesn’t generally provide EPS guidance, based on this updated guidance the Company’s revised EPS was $0.32. The significant drop in the operating income guidance is largely a result of Company’s Transportation Americas segment. The Company missed guidance significantly with or without the impact of the error. Based on how this error was built up over many periods and the impact of the error to any quarter was estimated at $500k, the Company concluded the error would not impact prior results by a $0.01 or more and therefore would not have a meaningful or material impact to prior period guidance expectations. To move EPS more than a $0.01 the error would need to be greater than $800k.

Whether the misstatement changes a loss into income or vice versa.	The misstatement didn’t change net income into a net loss or vice versa.
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	We continue to give relatively equal prominence to all of our four identified business segments. Although the adjustment was in the Transportation Europe and ROW segment only, it did not materially impact Transportation Europe and ROW’s operating profit. After the adjustment, Transportation Europe and ROW had $56 million operating income before restructuring/impairments in fiscal 2012 versus $66 million in fiscal 2011.
Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The Company has no regulatory requirements that would be/have been impacted by any of the matters discussed in this memorandum. Although prior filed tax returns and statutory returns will be amended, based on discussions with our attorneys the Company doesn’t believe this has the impact of being a regulatory issue.
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The errors do not have any impact on loan covenants or other contractual requirements. The current and prior debt agreements have no financial maintenance covenants.
Whether the misstatement involves concealment of an unlawful transaction.	The Company and its legal counsel do not believe this error involves concealment of an unlawful transaction.
Whether the error was intentional

The plant manager indicated that he intentionally misstated the inventory amounts and improved COGS to cover up production issues in the plant, which he was concerned could impact the future existence of the plant. He indicated he directed the fraud himself and wasn’t coerced by others above him to do it. The Sonalur plant is a very small plant and its total assets represent 0.7% of total Company assets. Based on the Company’s investigations, no other members of management outside of Portugal including senior management employees were aware or directed the fraud.

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Whether the misstatement has the effect of increasing management’s compensation

The error had the impact of increasing all management compensation (including local, division and executive management), which was based on the following metrics: Adjusted EBITDA, % of working capital and Adjusted EPS. As the fraud was limited to Sonalur and did not involve others outside of Sonalur, the only employees/management that knowingly benefited due to the fraud were the local employees involved in the fraud. As a result the Company does not believe this qualitative factor is significant to this error.

In conclusion, the Company determined although the fraud was intentional by the local Portugal employees and is a negative factor on our qualitative assessment. The Company believes when weighing all the factors together that the other qualitative assessments including the quantitative analysis are overwhelming positive factors that the error was not material to current or prior period financial statements.

Form 10-Q for the quarterly period ended June 30, 2012

Condensed Consolidated Balance Sheets, page 5

6.	We see that in June 2012 you announced an agreement to sell approximately 180 acres of undeveloped land surrounding your Frisco, Texas recycling facility. Please tell us how you considered the requirements of FASB ASC 360-10-45-9 in determining that the assets should be classified as held for sale and recorded at the lower of its carrying amount or fair value less cost to sell at June 30, 2012.

Response:

The 180 acres of undeveloped land meet the requirements under FASB ASC 360-10-45-9 and are deemed to be held for sale assets. At June 30, 2012, these held for sale assets have a book value of $3.3 million and are included in the PP&E balance of $612.2 million representing 0.5% of the balance. In addition, these assets represent 0.2% of the $2.1 billion total assets and 0.4% of the $905.6 million non-current assets. The $3.3 million asset held for sale is expected to net a gain of $25 to $27 million on the transaction. The Company believes the $3.3 million asset held for sale is recorded at the lower of its carrying amount or fair value less cost to sell.

The Company respectively submits to the Staff that the Company determined that the $3.3 million asset held for sale was immaterial to separately disclose on the face of the statement of financial position.

Note 4. Goodwill and Intangible Assets, page 9

7.	We see that you have recorded approximately $98 million of amortizing intangible assets, net, at June 30, 2012. In light of the declining profitability across all segments and the decrease in your stock price, please tell us how you considered the requirements of FASB ASC 360-10-35-17 through 35-35 in determining if the carrying amount of your intangible assets is not recoverable.

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Response:

The Company assessed the impact of the requirements of FASB ASC 360-10-35-17 through 35-35 in determining if the carrying amount of the Company’s intangible assets was not recoverable. The Company performs ongoing reviews to determine if any triggering events, such as the examples listed in ASC 360-10-35-21, have occurred that could indicate a potential impairment of long-lived assets.

At June 30, 2012, the results as part of the ongoing review performed by the Company did not reveal or determine any events or changes in circumstances in the asset group that would indicate that the asset group was not recoverable and a triggering event had occurred. Below are examples of such events or changes in circumstances reviewed by the Company:

A.	A significant decrease in the market price of a long-lived asset (asset group);

B.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

C.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

D.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

E.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group) and

F.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

In evaluating financial indicators as possible triggering events at interim fiscal periods, the Company believes that the significant seasonality of the Company’s business makes full-year operating forecasts a significantly more meaningful basis for evaluating whether the possible occurrence of a triggering event has occurred as compared to current-period or interim period results which, in the case of the three months ended June 30, 2012, reflect typically the softest demand in the Company’s annual business cycle. On this basis each of the Company’s assets grouping has provided positive income and cash flows for the annual historical periods and forecasted positive results for fy 2013 and also for the foreseeable future.

The Company also considered the decreased stock price as part of the triggering event review. The Company’s stock price has historically been and continues to be fairly volatile. The Company believes the recent macro economic events such as the turbulent U.S. stock market and European slow recovery and uncertainty have contributed to the Company’s stock volatility. During the quarter ended June 30, 2012, the Company’s stock price had a high of $3.71, low of $2.29, average of $2.76 and subsequent to June 30th the stock price averaged $3.16. At June 29, 2012 the stock price was $3.36 reflecting the Company’s market capitalization at $266 million compared to a $270 million net book value, which is a 1.5% difference between values. Therefore, the book value approximates the market value and the Company does not believe these metrics suggest the occurrence of a triggering event. The Company will continue to monitor potential occurrences of triggering events.

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In addition, in connection with the above responses, the Company acknowledges the following:

¡	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
¡	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
¡	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and appreciate the opportunity to provide additional clarification and to improve the Company’s overall disclosures in future filings with the Commission. Should you have any further questions relating to any of the foregoing, please feel free to contact me at # 678-566-9641.

Sincerely,

Phillip A. Damaska

Executive Vice President and

Chief Financial Officer

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